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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For November 29, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
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  1. Press Release entitled "CVRD and Codelco Announce Strategic
     Alliance", dated November 28, 2001..............................     3


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: November 29, 2001


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                                                                          Item 1


                             [GRAPHIC OMITTED] Companhia
                                               Vale do Rio Doce



                  CVRD AND CODELCO ANNOUNCE STRATEGIC ALLIANCE

Rio de Janeiro, November 28, 2001 - Companhia Vale do Rio Doce (CVRD), the world's largest iron ore producer, and Corporacion Nacional del Cobre de Chile (CODELCO), the world's largest copper producer, signed today a Memorandum of Understanding (MOU). The MOU establishes the basis for the study and development of a strategic association aiming at the exploration of new opportunities to produce and process copper.

The main points of the MOU are: (i) the intention to create a 50%/50% joint venture between CVRD and CODELCO to support the international expansion of the two companies in the global copper industry; (ii) once the joint venture is incorporated it will be managed as an independent company according to the best world practices.

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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.